SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.1)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1   (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102 2

(CUSIP Number)

Empresas ICA, S.A.B. de C.V.

Mineria 145

Edificio Central

11800 Mexico City

Mexico

(5255) 5272-9991 x3664

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 35)

_________________________

[1]	Translation of Issuer’s Name: Central North Airport Group.

2             No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Shares.

CUSIP No. Not Applicable	13D	Page 2 of 35

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 156,451,000 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 156,451,000 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,651,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.52% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 3 of 35

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Aeroinvest, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 156,451,000 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 156,451,000 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,651,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.52% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 4 of 35

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,200,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 5 of 35

This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the "Schedule 13D") by Empresas ICA, S.A.B. de C.V. (“ICA”), Aeroinvest, S.A. de C.V. (“Aeroinvest”) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Series B Shares of the Issuer.

The address of the principal executive offices of the Issuer is Aeropuerto Internacional de Monterrey, Zona de Carga, Carretera Miguel Aleman, Km. 24, 66600 Apodaca, Nuevo Leon, Mexico.

Item 2.	Identity and Background.

The Reporting Persons are filing this Schedule.

ICA is organized in Mexico. ICA’s principal lines of business are civil and industrial construction and engineering; housing development; and infrastructure operations, including airports, toll roads, and municipal services. ICA’s business address is Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico.

Aeroinvest is organized in Mexico. Aeroinvest is a wholly owned subsidiary of ICA. Aeroinvest’s business address is Mineria No. 145, Edificio Central, 11800 Mexico, D.F., Mexico.

SETA is organized in Mexico. Aeroinvest owns 74.5% of the voting stock of SETA. SETA’s principal line of business is operating and providing technical assistance to the Issuer. SETA’s business address is Carretera Miguel Aleman Km. 24, Blvd. Aeropuerto y Aeropuerto Internacional de Monterrey, 66600 Apodaca, Nuevo Leon, Mexico. The remaining 25.5% of SETA’s voting stock is owned by Aeroports de Paris Management, S.A. (“ADPM”).

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the Reporting Persons filed the Schedule 13D with the Securities and Exchange Commission on November 1, 2007, the Reporting Persons have purchased an

CUSIP No. Not Applicable	13D	Page 6 of 35

aggregate of 12,299,500 additional Series B Shares at an aggregate purchase price of Ps.489,089,768. The Reporting Persons used working capital to purchase the Series B Shares.

Item 4.	Purpose of Transaction.

On November 29, 2006, a Mexican trust established by Nacional Financiera, S.N.C. (“NAFIN”), acting pursuant to the instructions of the Mexican Ministry of Communications and Transportation, sold 48.02% of the Issuer’s outstanding capital stock through a global public offering of Series B Shares in the form of American Depositary Shares (“ADSs”) and Series B Shares concurrently in the United States and Mexico (the “IPO”). At the time of the IPO, Aeroinvest directly beneficially owned 141,120,000 Series B Shares and SETA directly beneficially owned 58,800,000 Series BB Shares. The Reporting Persons reported their beneficial ownership of the Issuer’s B Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007. Since the IPO, the Reporting Persons have directly acquired 12,299,500 Series B Shares as described in Item 3 above.

Aeroinvest, a wholly owned subsidiary of ICA, directly beneficially owns Series B Shares representing 42.65% of the outstanding capital stock of the Issuer and ordinary shares representing 74.5% of the capital stock of SETA, and as such Aeroinvest may be deemed to control the Issuer. ICA, through its ownership of all of the voting capital stock of Aeroinvest, may be deemed to control the Issuer through Aeroinvest.

Pursuant to the Issuer’s bylaws, SETA (as holder of the Issuer’s Series BB shares) has the right to present to the board of directors the name or names of the candidates for appointment as the Issuer’s chief executive officer, to appoint and remove half of the Issuer’s executive officers, which currently include its chief financial officer, chief operating officer and commercial director, to elect three members of the Issuer’s board of directors and to propose the appointment of at least one member of each of the Issuer’s committees. SETA (as holder of the Issuer’s Series BB shares) also has the right pursuant to the Issuer’s bylaws to veto certain actions requiring approval of the Issuer’s stockholders (including the payment of dividends, the amendment of the Issuer’s bylaws and the amendment of its right to appoint certain members of its senior management). Additionally, most matters voted on by the Issuer’s board of directors require the affirmative vote of the directors appointed by the holder of the Issuer’s Series BB shares. In the event of the termination of the technical assistance agreement between SETA and the Issuer, (the “Technical Assistance Agreement”), the Series BB shares would be converted into Series B Shares, resulting in the termination of all of SETA’s special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected). If at any time after June 14, 2015 SETA were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, such shares must be converted into Series B Shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65% of the Issuer’s capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place. In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights.

CUSIP No. Not Applicable	13D	Page 7 of 35

Under the terms of the Participation Agreement among the Issuer, the Mexican Ministry of Communications and Transportation, NAFIN, various concession companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris and Vinci, S.A. (the “Participation Agreement”) and the trust with Bancomext in which SETA has placed its shares (the “Bancomext Trust”), (i) SETA’s key partners, currently ADPM and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date and (iii) ADPM must maintain at least a 10% ownership interest in SETA until such date. To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction. If SETA or any of its stockholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to the Issuer as liquidated damages.

Pursuant to a consortium agreement entered into among ADPM and Aeroinvest on May 16, 2000 as amended and restated (the “Consortium Agreement”), the shareholders of SETA agreed that ADPM shall have the right to appoint one member of the Issuer’s board of directors and that Aeroinvest shall have the right to appoint up to three members of the Issuer’s board of directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002. The right to appoint certain of the Issuer’s officers under the Consortium Agreement is allocated as follows: Aeroinvest shall appoint the Issuer’s chief executive officer, chief financial officer, human resources director (subject to the approval of ADPM) and general counsel; ADPM shall appoint the Issuer’s chief operating officer, the Issuer’s commercial director and the Issuer’s chief safety and quality control officer (subject to the approval of Aeroinvest).

Aeroinvest and ADPM have also agreed that:

•	Aeroinvest will select two members of the Issuer’s Audit Committee, one of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002; and

•	Aeroinvest and ADPM will jointly select at least one member of the Issuer’s Nominations Committee and Corporate Practices Committee.

The Consortium Agreement requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of the Issuer’s shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) the Issuer’s merger, split, dissolution or liquidation; (iv) the amendment or termination of the Issuer’s bylaws, the Participation Agreement, the Technical Assistance Agreement, the technology transfer agreement or related ancillary agreements; (v) changes in the Issuer’s capital structure; (vi) the conversion of the Issuer’s Series BB shares into Series B Shares of the Issuer; and (vii) any sale or transfer of shares of SETA.

CUSIP No. Not Applicable	13D	Page 8 of 35

Under the Consortium Agreement, transfers by either of Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the Consortium Agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and the date that is six months following the termination of the Technical Assistance Agreement, under certain conditions, ADPM may require Aeroinvest to purchase all or a portion of shares of SETA held by ADPM, and in the event of the parties’ inability to resolve definitely a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)                  The Reporting Persons have the following direct beneficial ownership interests in Series B Shares:

	Series B Shares Owned Directly(1)
	Number	% of Class
ICA(2)	0	0%
Aeroinvest(3)	156,451,000	42.65%
SETA(4)	36,200,000	9.87%

(1) All percentages are based on 366,826,100 Series B Shares outstanding as of December 13, 2007, which is comprised of 338,626,100 Series B Shares outstanding at that date plus 28,200,000 Series BB shares, which SETA owns and is entitled to convert into Series B Shares.

(2) Aeroinvest is a wholly-owned subsidiary of ICA and thus ICA may be deemed to indirectly beneficially own all Series B Shares directly beneficially owned by Aeroinvest.

(3) Aeroinvest directly beneficially owns 74.5% of SETA’s capital stock and thus may be deemed to indirectly beneficially own all of the Series B Shares and Series BB shares directly beneficially owned by SETA.

(4) Includes 28,200,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares.

CUSIP No. Not Applicable	13D	Page 9 of 35

(b)                  ICA has sole voting and dispositive power with respect to 156,451,000 Series B Shares, and shared voting and dispositive power with respect to 36,200,000 Series B Shares.

Aeroinvest has sole voting and dispositive power with respect to 156,451,000 Series B Shares and shared voting and dispositive power with respect to 36,200,000 Series B Shares.

SETA, through its ownership of Series BB shares, is deemed to have shared voting and dispositive power with respect to 36,200,000 Series B Shares. Series BB shares directly beneficially owned by SETA are considered shared as to voting and dispositive power because SETA is 74.5% owned by Aeroinvest and 25.5% owned by ADPM.

On June 22, 2007, in connection with the refinancing described in Item 6 below, Aeroinvest, ADPM (which owns 25.5% of SETA), SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote the Series B Shares it owns directly in the same way SETA votes its Series B Shares at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit hereto.

(c)                  All transactions in Series B Shares effected by the Reporting Persons during the past 60 days are listed in Schedule I hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The rules governing the original sale of the Issuer’s Series BB shares from the Mexican government in 2000 to SETA as part of the first stage of the Issuer’s privatization required required SETA, the Issuer and the Mexican Ministry of Communications and Transportation to enter into a Participation Agreement, which established the framework for certain related agreements, including the Technical Assistance Agreement and the Bancomext Trust.

The rules governing the sale of the Issuer’s Series BB shares to SETA also required that SETA place all of its Series BB shares in trust in order to guarantee SETA’s performance of its obligations under a Technical Assistance Agreement with the Issuer and SETA’s commitment to maintain its interest in the Issuer for a specified period of time. Accordingly, SETA has placed its shares in trust with Bancomext. Pursuant to the Issuer’s bylaws, the Technical Assistance Agreement, the Participation Agreement, and the Bancomext Trust, SETA was required to retain at least 51% of the Issuer’s shares until June 14, 2007, after which it is entitled to transfer up to one-eighth of this 51% during each year thereafter. The terms of the Bancomext Trust will be extended for an additional 15 years if, at the end of the initial 15-year term, SETA holds shares representing more than 10% of the Issuer’s capital stock. SETA may terminate the Bancomext Trust before the second 15-year term begins if: (i) SETA holds less than 10% of the Issuer’s capital stock at the end of the initial term; and (ii) the Technical Assistance Agreement has been terminated. If the Bancomext Trust is not terminated

CUSIP No. Not Applicable	13D	Page 10 of 35

within the second 15-year term, SETA is required to instruct Bancomext to transfer the shares to a new trust. SETA is required to deposit in the trust any additional shares of the Issuer’s capital stock that it acquires.

Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated to refinance its previously outstanding credit facilities in June 2007. The proceeds of the original credit facilities had been applied in part to finance Aeroinvest’s purchase of 35.04% of the Issuer’s Series B Shares and an additional loan to SETA for SETA’s exercise of the option to acquire 2% of the Issuer’s Series B Shares. The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (i) Ps.2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps.325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps.355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017. In connection with the Merrill Lynch refinancing, Aeroinvest has assigned its economic interests (including its right to receive dividends) with respect to its Series B Shares representing 36.04% of the Issuer’s capital stock as well as 74.5% of the Series A shares of SETA. The refinancing was approved at the extraordinary shareholders meeting of the Issuer held January 31, 2007.

Under the refinancing agreements, Aeroinvest is required to maintain at least its present ownership interest in the Issuer and SETA, majority control over the Issuer and its subsidiaries and a minimum interest expense to EBITDA ratio. The terms of the refinancing agreements require that Aeroinvest cause the Issuer to comply with numerous covenants, which include certain restrictions on the Issuer’s ability to create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change the Issuer’s business or make investments or capital expenditures outside of the master development plans. As a result, Aeroinvest would be required to obtain a waiver or amendment under the restructuring documents to permit the Issuer to undertake certain of these restricted actions, including the incurrence of any material amount of indebtedness, and there can be no assurances that such waivers or amendments would be obtained. In addition, Aeroinvest is required to cause the Issuer to distribute all of its available cash, subject to certain limitations, as quarterly dividends in accordance with its dividend policy, and is required to restrict the Issuer from making certain changes to the divided policy. If the Issuer does not distribute a minimum required amount of dividends on each dividend payment date, Aeroinvest will be in default under the refinancing documents. If Aeroinvest defaults on its obligations under the refinancing documents, the Issuer would be further restricted in the Issuer’s ability create liens, incur indebtedness, sell, transfer or encumber assets, engage in merger transactions or otherwise change its business or make investments or capital expenditures outside of the master development plans, Aeroinvest could lose its ability to vote its shares of the Issuer’s capital stock as well as its shares of SETA, and the trustee could in certain circumstances foreclose on the Series B Shares and is SETA shares held in trust.

As described above in Item 5(b), on June 22, 2007, in connection with the refinancing, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its Series B Shares representing 36.04% of the Issuer’s capital stock in the same way SETA votes its shares of the Issuer’s capital stock at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement.

CUSIP No. Not Applicable	13D	Page 11 of 35

Other than as disclosed in this Item, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to Series B Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among ICA, Aeroinvest and SETA (incorporated by reference to the Schedule 13D (File No. 005-82627) filed November 1, 2007)

Exhibit 2

Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fuduciaria, English translation (incorporated by reference to the Issuer’s annual report on Form 20-F (File No. 001-33168) filed on July 2, 2007)

Exhibit 3

Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aeroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 4

Amendment to Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 5

Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 6	Trust Agreement among the Issuer, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnologia Aeroportuaria, S.A. de C.V.), or SETA, and

CUSIP No. Not Applicable	13D	Page 12 of 35

Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria, or Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 7

Amendment to the Trust Agreement among the Issuer, SETA, and Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	13D	Page 13 of 35

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007

EMPRESAS ICA, S.A.B. DE C.V.	By: /s/ Luis Carlos Romandía García Luis Carlos Romandía García General Counsel

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007

AEROINVEST, S.A. DE C.V.	By: /s/ Bernardo Casas Godoy Bernardo Casas Godoy Legal Representative

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.	By: /s/ Ruben Gerardo Lopez Barrera Ruben Gerardo Lopez Barrera Legal Representative

By: /s/ Nicolas Etennie Marcel Claude Nicolas Etennie Marcel Claude Legal Representative

CUSIP No. Not Applicable	13D	Page 16 of 35

SCHEDULE I

In the past 60 days, the Reporting Persons effected the following transactions in Series B Shares on the Mexican Stock Exchange.

Reporting Person	Type of Transaction	Trade Date 2007	Number of Shares	Price Per Share (Ps.)
Aeroinvest	Purchase	October 16	600	40.60
Aeroinvest	Purchase	October 16	2400	40.79
Aeroinvest	Purchase	October 16	5000	40.80
Aeroinvest	Purchase	October 16	1600	40.80
Aeroinvest	Purchase	October 16	600	40.80
Aeroinvest	Purchase	October 16	600	40.80
Aeroinvest	Purchase	October 16	300	40.80
Aeroinvest	Purchase	October 16	900	40.80
Aeroinvest	Purchase	October 16	100	41.16
Aeroinvest	Purchase	October 16	5000	41.15
Aeroinvest	Purchase	October 16	5000	41.15
Aeroinvest	Purchase	October 16	600	41.15
Aeroinvest	Purchase	October 16	5300	41.16
Aeroinvest	Purchase	October 16	3000	41.20
Aeroinvest	Purchase	October 16	1000	41.24
Aeroinvest	Purchase	October 16	5200	41.25
Aeroinvest	Purchase	October 16	2000	41.25
Aeroinvest	Purchase	October 16	3000	41.25
Aeroinvest	Purchase	October 16	5500	41.25
Aeroinvest	Purchase	October 16	300	41.25
Aeroinvest	Purchase	October 16	4100	41.16
Aeroinvest	Purchase	October 16	19900	41.16
Aeroinvest	Purchase	October 17	100	41.19
Aeroinvest	Purchase	October 17	1200	41.19
Aeroinvest	Purchase	October 17	3200	41.19
Aeroinvest	Purchase	October 17	1600	41.19
Aeroinvest	Purchase	October 17	1600	41.19
Aeroinvest	Purchase	October 17	1600	41.19
Aeroinvest	Purchase	October 17	1600	41.19
Aeroinvest	Purchase	October 17	3600	41.19
Aeroinvest	Purchase	October 17	12900	41.20
Aeroinvest	Purchase	October 17	500	41.19
Aeroinvest	Purchase	October 17	4700	41.19
Aeroinvest	Purchase	October 17	5300	41.19
Aeroinvest	Purchase	October 17	10000	41.19
Aeroinvest	Purchase	October 17	12100	41.35
Aeroinvest	Purchase	October 17	2000	41.29
Aeroinvest	Purchase	October 17	1000	41.30
Aeroinvest	Purchase	October 17	400	41.38
Aeroinvest	Purchase	October 17	16600	41.38
Aeroinvest	Purchase	October 17	10700	41.30
Aeroinvest	Purchase	October 17	4800	41.35
Aeroinvest	Purchase	October 17	2400	41.41
Aeroinvest	Purchase	October 17	3200	41.75
Aeroinvest	Purchase	October 17	3000	41.75
Aeroinvest	Purchase	October 17	1700	41.75
Aeroinvest	Purchase	October 17	1700	41.75
Aeroinvest	Purchase	October 17	400	41.75
Aeroinvest	Purchase	October 17	5000	41.75
Aeroinvest	Purchase	October 17	3000	41.75
Aeroinvest	Purchase	October 17	6400	41.75
Aeroinvest	Purchase	October 17	3000	41.75
Aeroinvest	Purchase	October 17	2600	41.75
Aeroinvest	Purchase	October 17	3800	41.75
Aeroinvest	Purchase	October 17	6400	41.75
Aeroinvest	Purchase	October 17	19800	41.75
Aeroinvest	Purchase	October 17	10000	41.90
Aeroinvest	Purchase	October 17	51000	41.90

CUSIP No. Not Applicable	13D	Page 17 of 35

Aeroinvest	Purchase	October 26	1400	39.25
Aeroinvest	Purchase	October 26	20000	39.49
Aeroinvest	Purchase	October 26	10000	39.49
Aeroinvest	Purchase	October 26	29900	39.80
Aeroinvest	Purchase	October 26	100	39.80
Aeroinvest	Purchase	October 26	18600	39.80
Aeroinvest	Purchase	October 26	10000	40.00
Aeroinvest	Purchase	October 26	10000	40.00
Aeroinvest	Purchase	October 26	1300	40.00
Aeroinvest	Purchase	October 26	11300	40.10
Aeroinvest	Purchase	October 26	8700	40.00
Aeroinvest	Purchase	October 26	8700	40.00
Aeroinvest	Purchase	October 26	2300	40.00
Aeroinvest	Purchase	October 26	6400	40.00
Aeroinvest	Purchase	October 26	1700	40.00
Aeroinvest	Purchase	October 26	600	40.10
Aeroinvest	Purchase	October 26	8000	40.10
Aeroinvest	Purchase	October 26	1700	41.00
Aeroinvest	Purchase	October 26	23200	41.00
Aeroinvest	Purchase	October 26	100	41.00
Aeroinvest	Purchase	October 26	25000	41.00
Aeroinvest	Purchase	October 26	13200	40.90
Aeroinvest	Purchase	October 26	1600	40.90
Aeroinvest	Purchase	October 26	10200	40.90
Aeroinvest	Purchase	October 26	6400	40.72
Aeroinvest	Purchase	October 26	8000	40.72
Aeroinvest	Purchase	October 26	9000	40.72
Aeroinvest	Purchase	October 26	1600	40.72
Aeroinvest	Purchase	October 26	700	41.25
Aeroinvest	Purchase	October 26	6300	41.35
Aeroinvest	Purchase	October 26	10500	41.50
Aeroinvest	Purchase	October 26	9500	41.50
Aeroinvest	Purchase	October 26	10500	41.50
Aeroinvest	Purchase	October 26	3200	41.50
Aeroinvest	Purchase	October 26	9300	41.50
Aeroinvest	Purchase	October 26	600	40.72
Aeroinvest	Purchase	October 30	100	40.00
Aeroinvest	Purchase	October 30	1000	40.00
Aeroinvest	Purchase	October 30	3200	40.20
Aeroinvest	Purchase	October 30	1600	40.20
Aeroinvest	Purchase	October 30	1100	40.20
Aeroinvest	Purchase	October 30	3200	40.20
Aeroinvest	Purchase	October 30	15900	40.20
Aeroinvest	Purchase	October 30	9200	40.20
Aeroinvest	Purchase	October 30	23800	40.10
Aeroinvest	Purchase	October 30	2000	40.10
Aeroinvest	Purchase	October 30	100	40.09
Aeroinvest	Purchase	October 30	1100	40.09
Aeroinvest	Purchase	October 30	12900	40.10
Aeroinvest	Purchase	October 30	1200	40.10
Aeroinvest	Purchase	October 30	4700	40.10
Aeroinvest	Purchase	October 30	14100	40.11
Aeroinvest	Purchase	October 30	4800	40.11
Aeroinvest	Purchase	October 30	9300	40.11
Aeroinvest	Purchase	October 30	14100	40.11
Aeroinvest	Purchase	October 30	11600	40.11
Aeroinvest	Purchase	October 30	65000	40.20
Aeroinvest	Purchase	October 30	136100	40.20
Aeroinvest	Purchase	October 30	1800	40.46
Aeroinvest	Purchase	October 30	1100	40.46
Aeroinvest	Purchase	October 30	900	40.46
Aeroinvest	Purchase	October 30	200	40.46
Aeroinvest	Purchase	October 30	1700	40.50

CUSIP No. Not Applicable	13D	Page 18 of 35

Aeroinvest	Purchase	October 30	25100	40.50
Aeroinvest	Purchase	October 31	40000	40.50
Aeroinvest	Purchase	October 31	1600	40.20
Aeroinvest	Purchase	October 31	2400	40.20
Aeroinvest	Purchase	October 31	30000	40.30
Aeroinvest	Purchase	October 31	10000	40.28
Aeroinvest	Purchase	October 31	1300	40.31
Aeroinvest	Purchase	October 31	3200	40.31
Aeroinvest	Purchase	October 31	11500	40.31
Aeroinvest	Purchase	October 31	4000	40.31
Aeroinvest	Purchase	October 31	14800	40.30
Aeroinvest	Purchase	October 31	1200	40.30
Aeroinvest	Purchase	October 31	1000	40.30
Aeroinvest	Purchase	October 31	19000	40.30
Aeroinvest	Purchase	October 31	10100	40.30
Aeroinvest	Purchase	October 31	9900	40.30
Aeroinvest	Purchase	October 31	20000	40.30
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	14400	39.75
Aeroinvest	Purchase	October 31	5000	39.90
Aeroinvest	Purchase	October 31	9000	39.90
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	20400	40.00
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	32000	39.75
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	1600	39.75
Aeroinvest	Purchase	October 31	20000	40.03
Aeroinvest	Purchase	October 31	10000	40.03
Aeroinvest	Purchase	October 31	1600	39.95
Aeroinvest	Purchase	October 31	13400	40.02
Aeroinvest	Purchase	October 31	20000	40.02
Aeroinvest	Purchase	October 31	200	40.10
Aeroinvest	Purchase	October 31	26400	40.10
Aeroinvest	Purchase	October 31	1600	40.10
Aeroinvest	Purchase	October 31	1600	40.10
Aeroinvest	Purchase	October 31	11200	40.10
Aeroinvest	Purchase	October 31	1600	40.10
Aeroinvest	Purchase	October 31	1600	40.10
Aeroinvest	Purchase	October 31	15000	40.10
Aeroinvest	Purchase	October 31	26400	40.25
Aeroinvest	Purchase	October 31	25000	40.15
Aeroinvest	Purchase	October 31	800	40.10
Aeroinvest	Purchase	October 31	200	40.10
Aeroinvest	Purchase	October 31	16000	40.10
Aeroinvest	Purchase	October 31	3800	40.10
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	1600	40.00
Aeroinvest	Purchase	October 31	20400	40.20
Aeroinvest	Purchase	October 31	6000	40.20
Aeroinvest	Purchase	October 31	18500	40.30
Aeroinvest	Purchase	October 31	11500	40.30
Aeroinvest	Purchase	October 31	12700	40.26
Aeroinvest	Purchase	October 31	25700	40.26
Aeroinvest	Purchase	October 31	20000	40.22
Aeroinvest	Purchase	October 31	26400	40.25

CUSIP No. Not Applicable	13D	Page 19 of 35

Aeroinvest	Purchase	October 31	7400	40.25
Aeroinvest	Purchase	October 31	16800	40.28
Aeroinvest	Purchase	October 31	3200	40.28
Aeroinvest	Purchase	October 31	16800	40.29
Aeroinvest	Purchase	October 31	20000	40.28
Aeroinvest	Purchase	October 31	15000	40.28
Aeroinvest	Purchase	October 31	1200	40.10
Aeroinvest	Purchase	October 31	10000	40.20
Aeroinvest	Purchase	October 31	800	40.20
Aeroinvest	Purchase	October 31	9000	40.20
Aeroinvest	Purchase	October 31	29100	40.45
Aeroinvest	Purchase	October 31	10000	40.49
Aeroinvest	Purchase	October 31	10000	40.50
Aeroinvest	Purchase	October 31	10000	40.50
Aeroinvest	Purchase	October 31	1000	40.99
Aeroinvest	Purchase	October 31	1500	41.00
Aeroinvest	Purchase	October 31	700	41.00
Aeroinvest	Purchase	October 31	26400	41.00
Aeroinvest	Purchase	October 31	400	41.00
Aeroinvest	Purchase	October 31	1500	41.00
Aeroinvest	Purchase	October 31	1900	41.00
Aeroinvest	Purchase	October 31	46600	41.00
Aeroinvest	Purchase	October 31	3300	41.00
Aeroinvest	Purchase	November 1	2700	40.30
Aeroinvest	Purchase	November 1	1600	40.30
Aeroinvest	Purchase	November 1	1600	40.30
Aeroinvest	Purchase	November 1	1600	40.30
Aeroinvest	Purchase	November 1	3200	40.30
Aeroinvest	Purchase	November 1	2200	40.30
Aeroinvest	Purchase	November 1	20000	40.35
Aeroinvest	Purchase	November 1	1600	40.35
Aeroinvest	Purchase	November 1	1600	40.35
Aeroinvest	Purchase	November 1	1600	40.35
Aeroinvest	Purchase	November 1	3200	40.35
Aeroinvest	Purchase	November 1	8600	40.35
Aeroinvest	Purchase	November 1	1600	40.35
Aeroinvest	Purchase	November 1	1800	40.35
Aeroinvest	Purchase	November 1	26300	40.35
Aeroinvest	Purchase	November 1	1600	40.70
Aeroinvest	Purchase	November 1	1600	40.70
Aeroinvest	Purchase	November 1	9600	40.90
Aeroinvest	Purchase	November 1	3200	40.90
Aeroinvest	Purchase	November 1	800	40.90
Aeroinvest	Purchase	November 1	20600	41.00
Aeroinvest	Purchase	November 1	19400	41.00
Aeroinvest	Purchase	November 1	700	41.00
Aeroinvest	Purchase	November 1	5700	41.00
Aeroinvest	Purchase	November 1	1200	41.00
Aeroinvest	Purchase	November 1	4400	41.00
Aeroinvest	Purchase	November 1	3100	41.00
Aeroinvest	Purchase	November 1	1600	41.00
Aeroinvest	Purchase	November 1	7700	41.00
Aeroinvest	Purchase	November 1	2900	41.00
Aeroinvest	Purchase	November 1	1600	41.00
Aeroinvest	Purchase	November 1	3200	41.00
Aeroinvest	Purchase	November 1	1600	41.00
Aeroinvest	Purchase	November 1	6400	41.00
Aeroinvest	Purchase	November 1	1600	41.00
Aeroinvest	Purchase	November 1	2700	41.00
Aeroinvest	Purchase	November 1	29300	41.10
Aeroinvest	Purchase	November 1	5000	41.10
Aeroinvest	Purchase	November 1	5000	41.10
Aeroinvest	Purchase	November 1	5000	41.10

CUSIP No. Not Applicable	13D	Page 20 of 35

Aeroinvest	Purchase	November 1	5000	41.10
Aeroinvest	Purchase	November 1	28800	41.20
Aeroinvest	Purchase	November 1	4700	41.25
Aeroinvest	Purchase	November 1	200	41.25
Aeroinvest	Purchase	November 1	400	41.25
Aeroinvest	Purchase	November 1	29700	41.25
Aeroinvest	Purchase	November 1	700	41.10
Aeroinvest	Purchase	November 1	1200	41.10
Aeroinvest	Purchase	November 1	1900	41.10
Aeroinvest	Purchase	November 1	1600	41.10
Aeroinvest	Purchase	November 1	200	41.10
Aeroinvest	Purchase	November 1	5000	41.25
Aeroinvest	Purchase	November 1	8500	41.25
Aeroinvest	Purchase	November 1	14400	41.25
Aeroinvest	Purchase	November 1	10000	41.25
Aeroinvest	Purchase	November 1	22100	41.25
Aeroinvest	Purchase	November 1	1900	41.25
Aeroinvest	Purchase	November 1	3200	41.25
Aeroinvest	Purchase	November 1	16200	41.25
Aeroinvest	Purchase	November 1	3700	41.25
Aeroinvest	Purchase	November 1	3100	41.20
Aeroinvest	Purchase	November 1	1600	41.20
Aeroinvest	Purchase	November 1	1600	41.20
Aeroinvest	Purchase	November 1	1600	41.20
Aeroinvest	Purchase	November 1	4800	41.20
Aeroinvest	Purchase	November 1	3200	41.20
Aeroinvest	Purchase	November 1	3200	41.20
Aeroinvest	Purchase	November 1	5000	41.20
Aeroinvest	Purchase	November 1	900	41.20
Aeroinvest	Purchase	November 1	700	41.10
Aeroinvest	Purchase	November 1	3200	41.10
Aeroinvest	Purchase	November 1	1600	41.10
Aeroinvest	Purchase	November 1	15800	41.10
Aeroinvest	Purchase	November 1	1500	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	1200	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	2200	41.30
Aeroinvest	Purchase	November 1	16000	41.30
Aeroinvest	Purchase	November 1	1200	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	700	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	2500	41.30
Aeroinvest	Purchase	November 1	12200	41.30
Aeroinvest	Purchase	November 1	28700	41.35
Aeroinvest	Purchase	November 1	30000	41.35
Aeroinvest	Purchase	November 1	30000	41.35
Aeroinvest	Purchase	November 1	11300	41.35
Aeroinvest	Purchase	November 1	18700	41.35
Aeroinvest	Purchase	November 5	1400	41.00
Aeroinvest	Purchase	November 5	1600	41.00
Aeroinvest	Purchase	November 5	1400	41.00
Aeroinvest	Purchase	November 5	600	41.00
Aeroinvest	Purchase	November 5	1100	41.00
Aeroinvest	Purchase	November 5	1600	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	3200	41.00
Aeroinvest	Purchase	November 5	13300	41.00
Aeroinvest	Purchase	November 5	25000	41.00
Aeroinvest	Purchase	November 5	3000	40.99
Aeroinvest	Purchase	November 5	97000	41.00

CUSIP No. Not Applicable	13D	Page 21 of 35

Aeroinvest	Purchase	November 5	15200	41.00
Aeroinvest	Purchase	November 5	2000	41.00
Aeroinvest	Purchase	November 5	14500	41.00
Aeroinvest	Purchase	November 5	18300	40.95
Aeroinvest	Purchase	November 5	1000	41.50
Aeroinvest	Purchase	November 5	1600	41.50
Aeroinvest	Purchase	November 5	1600	41.50
Aeroinvest	Purchase	November 5	1600	41.50
Aeroinvest	Purchase	November 5	24000	41.50
Aeroinvest	Purchase	November 5	200	41.50
Aeroinvest	Purchase	November 5	19800	41.50
Aeroinvest	Purchase	November 5	3000	41.50
Aeroinvest	Purchase	November 5	7200	41.50
Aeroinvest	Purchase	November 5	200	41.48
Aeroinvest	Purchase	November 5	2800	41.48
Aeroinvest	Purchase	November 5	27000	41.50
Aeroinvest	Purchase	November 5	17000	41.40
Aeroinvest	Purchase	November 5	13000	41.40
Aeroinvest	Purchase	November 5	20000	41.40
Aeroinvest	Purchase	November 5	3800	41.40
Aeroinvest	Purchase	November 5	2400	41.40
Aeroinvest	Purchase	November 5	800	41.40
Aeroinvest	Purchase	November 5	800	41.40
Aeroinvest	Purchase	November 5	2200	41.40
Aeroinvest	Purchase	November 5	1100	41.40
Aeroinvest	Purchase	November 5	1600	41.40
Aeroinvest	Purchase	November 5	20000	41.40
Aeroinvest	Purchase	November 5	1600	41.40
Aeroinvest	Purchase	November 5	5700	41.40
Aeroinvest	Purchase	November 5	10000	41.35
Aeroinvest	Purchase	November 5	10000	41.35
Aeroinvest	Purchase	November 5	26000	41.20
Aeroinvest	Purchase	November 5	4000	41.20
Aeroinvest	Purchase	November 5	18400	41.17
Aeroinvest	Purchase	November 5	200	41.19
Aeroinvest	Purchase	November 5	3600	41.19
Aeroinvest	Purchase	November 5	2200	41.20
Aeroinvest	Purchase	November 5	5600	41.20
Aeroinvest	Purchase	November 5	1600	41.20
Aeroinvest	Purchase	November 5	1600	41.20
Aeroinvest	Purchase	November 5	1600	41.20
Aeroinvest	Purchase	November 5	1600	41.20
Aeroinvest	Purchase	November 5	2500	41.20
Aeroinvest	Purchase	November 5	1600	41.20
Aeroinvest	Purchase	November 5	14500	41.20
Aeroinvest	Purchase	November 5	1600	41.10
Aeroinvest	Purchase	November 5	6400	41.10
Aeroinvest	Purchase	November 5	1600	41.10
Aeroinvest	Purchase	November 5	6400	41.10
Aeroinvest	Purchase	November 5	1600	41.10
Aeroinvest	Purchase	November 5	1600	41.10
Aeroinvest	Purchase	November 5	1600	41.10
Aeroinvest	Purchase	November 5	9600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	6400	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	1600	41.15
Aeroinvest	Purchase	November 5	2800	41.15
Aeroinvest	Purchase	November 5	6800	41.13

CUSIP No. Not Applicable	13D	Page 22 of 35

Aeroinvest	Purchase	November 5	4800	41.15
Aeroinvest	Purchase	November 5	2400	41.15
Aeroinvest	Purchase	November 5	800	41.15
Aeroinvest	Purchase	November 5	4000	41.15
Aeroinvest	Purchase	November 5	3200	41.15
Aeroinvest	Purchase	November 5	800	41.15
Aeroinvest	Purchase	November 5	800	41.15
Aeroinvest	Purchase	November 5	800	41.15
Aeroinvest	Purchase	November 5	5600	41.15
Aeroinvest	Purchase	November 5	800	41.13
Aeroinvest	Purchase	November 5	800	41.13
Aeroinvest	Purchase	November 5	4800	41.13
Aeroinvest	Purchase	November 5	1600	41.13
Aeroinvest	Purchase	November 5	1600	41.13
Aeroinvest	Purchase	November 5	400	41.13
Aeroinvest	Purchase	November 5	1400	41.13
Aeroinvest	Purchase	November 5	8600	41.13
Aeroinvest	Purchase	November 5	10000	41.13
Aeroinvest	Purchase	November 5	800	41.10
Aeroinvest	Purchase	November 5	800	41.10
Aeroinvest	Purchase	November 5	2400	41.10
Aeroinvest	Purchase	November 5	200	41.10
Aeroinvest	Purchase	November 5	600	41.10
Aeroinvest	Purchase	November 5	4400	41.10
Aeroinvest	Purchase	November 5	17600	41.10
Aeroinvest	Purchase	November 5	7400	41.10
Aeroinvest	Purchase	November 5	81700	40.95
Aeroinvest	Purchase	November 5	60000	40.87
Aeroinvest	Purchase	November 5	15900	40.80
Aeroinvest	Purchase	November 5	700	40.80
Aeroinvest	Purchase	November 5	800	40.80
Aeroinvest	Purchase	November 5	100	40.86
Aeroinvest	Purchase	November 5	10800	40.86
Aeroinvest	Purchase	November 5	16000	40.89
Aeroinvest	Purchase	November 5	184000	40.90
Aeroinvest	Purchase	November 5	200000	40.90
Aeroinvest	Purchase	November 5	200000	40.90
Aeroinvest	Purchase	November 5	200000	40.90
Aeroinvest	Purchase	November 5	198500	40.90
Aeroinvest	Purchase	November 5	1500	40.91
Aeroinvest	Purchase	November 5	2100	40.91
Aeroinvest	Purchase	November 5	3200	41.11
Aeroinvest	Purchase	November 5	1600	41.11
Aeroinvest	Purchase	November 5	1600	41.11
Aeroinvest	Purchase	November 5	800	41.11
Aeroinvest	Purchase	November 5	3200	41.11
Aeroinvest	Purchase	November 5	800	41.11
Aeroinvest	Purchase	November 5	800	41.11
Aeroinvest	Purchase	November 5	800	41.11
Aeroinvest	Purchase	November 5	800	41.11
Aeroinvest	Purchase	November 5	6000	41.11
Aeroinvest	Purchase	November 5	400	41.11
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	10000	41.10
Aeroinvest	Purchase	November 5	800	41.09
Aeroinvest	Purchase	November 5	800	41.09
Aeroinvest	Purchase	November 5	4300	41.09
Aeroinvest	Purchase	November 5	161200	41.10
Aeroinvest	Purchase	November 5	101700	41.10
Aeroinvest	Purchase	November 5	4800	41.00
Aeroinvest	Purchase	November 5	1600	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	800	41.00

CUSIP No. Not Applicable	13D	Page 23 of 35

Aeroinvest	Purchase	November 5	1600	41.00
Aeroinvest	Purchase	November 5	6400	41.00
Aeroinvest	Purchase	November 5	13200	41.00
Aeroinvest	Purchase	November 5	10000	41.00
Aeroinvest	Purchase	November 5	15000	41.00
Aeroinvest	Purchase	November 5	4800	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	6400	41.00
Aeroinvest	Purchase	November 5	7200	41.00
Aeroinvest	Purchase	November 5	800	41.00
Aeroinvest	Purchase	November 5	1600	41.00
Aeroinvest	Purchase	November 5	1200	41.00
Aeroinvest	Purchase	November 5	600	41.00
Aeroinvest	Purchase	November 5	19100	41.00
Aeroinvest	Purchase	November 5	200000	41.00
Aeroinvest	Purchase	November 5	200000	41.00
Aeroinvest	Purchase	November 5	181900	41.00
Aeroinvest	Purchase	November 5	100	41.00
Aeroinvest	Purchase	November 5	4000	41.10
Aeroinvest	Purchase	November 5	4000	41.10
Aeroinvest	Purchase	November 5	10000	41.10
Aeroinvest	Purchase	November 6	900	40.10
Aeroinvest	Purchase	November 6	1600	40.35
Aeroinvest	Purchase	November 6	3000	40.35
Aeroinvest	Purchase	November 6	3000	40.35
Aeroinvest	Purchase	November 6	15000	40.35
Aeroinvest	Purchase	November 6	2400	40.49
Aeroinvest	Purchase	November 6	64000	40.49
Aeroinvest	Purchase	November 6	9500	40.40
Aeroinvest	Purchase	November 6	15500	40.40
Aeroinvest	Purchase	November 6	12000	40.40
Aeroinvest	Purchase	November 6	32100	40.50
Aeroinvest	Purchase	November 6	200	40.40
Aeroinvest	Purchase	November 6	20600	40.50
Aeroinvest	Purchase	November 6	20200	40.50
Aeroinvest	Purchase	November 6	200000	40.50
Aeroinvest	Purchase	November 6	200000	40.50
Aeroinvest	Purchase	November 6	96100	40.50
Aeroinvest	Purchase	November 6	3200	40.50
Aeroinvest	Purchase	November 6	3000	40.40
Aeroinvest	Purchase	November 6	50000	40.47
Aeroinvest	Purchase	November 6	2800	40.47
Aeroinvest	Purchase	November 6	44900	40.47
Aeroinvest	Purchase	November 6	7900	40.47
Aeroinvest	Purchase	November 6	15000	40.48
Aeroinvest	Purchase	November 6	15000	40.47
Aeroinvest	Purchase	November 6	15000	40.48
Aeroinvest	Purchase	November 6	15000	40.48
Aeroinvest	Purchase	November 6	6800	40.48
Aeroinvest	Purchase	November 6	1600	40.48
Aeroinvest	Purchase	November 6	1600	40.45
Aeroinvest	Purchase	November 6	34800	40.40
Aeroinvest	Purchase	November 6	1500	40.35
Aeroinvest	Purchase	November 6	85800	40.35
Aeroinvest	Purchase	November 6	200000	40.35
Aeroinvest	Purchase	November 6	142400	40.35
Aeroinvest	Purchase	November 6	15000	40.38
Aeroinvest	Purchase	November 6	9000	40.38
Aeroinvest	Purchase	November 6	15000	40.35
Aeroinvest	Purchase	November 6	9000	40.35
Aeroinvest	Purchase	November 6	9600	40.35

CUSIP No. Not Applicable	13D	Page 24 of 35

Aeroinvest	Purchase	November 6	10000	40.30
Aeroinvest	Purchase	November 6	15000	40.30
Aeroinvest	Purchase	November 6	12000	40.30
Aeroinvest	Purchase	November 6	17000	40.35
Aeroinvest	Purchase	November 6	15000	40.30
Aeroinvest	Purchase	November 6	3000	40.30
Aeroinvest	Purchase	November 6	7000	40.30
Aeroinvest	Purchase	November 6	1700	40.30
Aeroinvest	Purchase	November 6	15000	40.30
Aeroinvest	Purchase	November 6	1300	40.30
Aeroinvest	Purchase	November 6	15700	40.30
Aeroinvest	Purchase	November 6	15000	40.30
Aeroinvest	Purchase	November 6	600	40.25
Aeroinvest	Purchase	November 6	11700	40.25
Aeroinvest	Purchase	November 6	8300	40.25
Aeroinvest	Purchase	November 6	20600	40.30
Aeroinvest	Purchase	November 6	31100	40.38
Aeroinvest	Purchase	November 6	148300	40.38
Aeroinvest	Purchase	November 6	2600	40.37
Aeroinvest	Purchase	November 6	49100	40.35
Aeroinvest	Purchase	November 7	30500	39.50
Aeroinvest	Purchase	November 7	800	39.50
Aeroinvest	Purchase	November 7	800	39.50
Aeroinvest	Purchase	November 7	13000	39.50
Aeroinvest	Purchase	November 7	123500	39.60
Aeroinvest	Purchase	November 7	2700	39.60
Aeroinvest	Purchase	November 7	2200	39.60
Aeroinvest	Purchase	November 7	25000	39.29
Aeroinvest	Purchase	November 7	1500	39.29
Aeroinvest	Purchase	November 8	20000	38.29
Aeroinvest	Purchase	November 8	15400	38.40
Aeroinvest	Purchase	November 8	3800	38.40
Aeroinvest	Purchase	November 8	8000	38.39
Aeroinvest	Purchase	November 8	8000	38.40
Aeroinvest	Purchase	November 8	8000	38.40
Aeroinvest	Purchase	November 8	8000	38.40
Aeroinvest	Purchase	November 8	15000	38.45
Aeroinvest	Purchase	November 8	15400	38.60
Aeroinvest	Purchase	November 8	100	38.50
Aeroinvest	Purchase	November 8	1000	38.50
Aeroinvest	Purchase	November 8	16000	38.55
Aeroinvest	Purchase	November 8	32500	38.55
Aeroinvest	Purchase	November 8	2400	38.59
Aeroinvest	Purchase	November 8	16000	38.60
Aeroinvest	Purchase	November 8	8000	38.60
Aeroinvest	Purchase	November 8	8000	38.70
Aeroinvest	Purchase	November 8	14400	38.70
Aeroinvest	Purchase	November 8	20000	37.23
Aeroinvest	Purchase	November 8	800	37.23
Aeroinvest	Purchase	November 8	29200	37.23
Aeroinvest	Purchase	November 8	4300	37.26
Aeroinvest	Purchase	November 8	100	37.26
Aeroinvest	Purchase	November 8	10000	37.35
Aeroinvest	Purchase	November 8	10000	37.35
Aeroinvest	Purchase	November 8	20000	37.40
Aeroinvest	Purchase	November 8	18400	37.59
Aeroinvest	Purchase	November 8	1600	37.54
Aeroinvest	Purchase	November 8	15400	37.60
Aeroinvest	Purchase	November 8	3000	37.60
Aeroinvest	Purchase	November 8	10000	38.05
Aeroinvest	Purchase	November 8	10300	38.05
Aeroinvest	Purchase	November 8	29800	38.05
Aeroinvest	Purchase	November 8	17100	38.05

CUSIP No. Not Applicable	13D	Page 25 of 35

Aeroinvest	Purchase	November 9	12000	37.28
Aeroinvest	Purchase	November 9	14400	37.15
Aeroinvest	Purchase	November 9	1600	37.15
Aeroinvest	Purchase	November 9	2000	37.15
Aeroinvest	Purchase	November 9	2000	37.15
Aeroinvest	Purchase	November 9	200	37.07
Aeroinvest	Purchase	November 9	2900	37.07
Aeroinvest	Purchase	November 9	6900	37.07
Aeroinvest	Purchase	November 9	2300	37.07
Aeroinvest	Purchase	November 9	15700	37.07
Aeroinvest	Purchase	November 9	300	37.05
Aeroinvest	Purchase	November 9	9600	37.15
Aeroinvest	Purchase	November 9	7800	37.22
Aeroinvest	Purchase	November 9	5000	37.22
Aeroinvest	Purchase	November 9	600	37.22
Aeroinvest	Purchase	November 9	6700	37.22
Aeroinvest	Purchase	November 9	10000	37.22
Aeroinvest	Purchase	November 9	1600	36.50
Aeroinvest	Purchase	November 9	7200	36.50
Aeroinvest	Purchase	November 9	7400	36.50
Aeroinvest	Purchase	November 9	1400	36.50
Aeroinvest	Purchase	November 9	2400	36.50
Aeroinvest	Purchase	November 9	37600	36.50
Aeroinvest	Purchase	November 9	16000	36.50
Aeroinvest	Purchase	November 9	2400	36.50
Aeroinvest	Purchase	November 9	18400	36.87
Aeroinvest	Purchase	November 9	13800	36.90
Aeroinvest	Purchase	November 9	27700	37.00
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	1600	36.82
Aeroinvest	Purchase	November 9	800	36.82
Aeroinvest	Purchase	November 9	8700	36.82
Aeroinvest	Purchase	November 9	1300	36.80
Aeroinvest	Purchase	November 9	800	36.80
Aeroinvest	Purchase	November 9	1600	36.80
Aeroinvest	Purchase	November 9	800	36.80
Aeroinvest	Purchase	November 9	10000	36.80
Aeroinvest	Purchase	November 9	10000	36.80
Aeroinvest	Purchase	November 9	500	36.80
Aeroinvest	Purchase	November 12	4000	37.48
Aeroinvest	Purchase	November 12	1000	37.48
Aeroinvest	Purchase	November 12	10000	37.48
Aeroinvest	Purchase	November 12	7500	37.30
Aeroinvest	Purchase	November 12	7500	37.30
Aeroinvest	Purchase	November 12	15000	37.20
Aeroinvest	Purchase	November 12	100	37.20
Aeroinvest	Purchase	November 12	14900	37.20
Aeroinvest	Purchase	November 12	7700	37.20
Aeroinvest	Purchase	November 12	7300	37.20
Aeroinvest	Purchase	November 12	2700	37.20
Aeroinvest	Purchase	November 12	10000	37.20
Aeroinvest	Purchase	November 12	7300	37.20
Aeroinvest	Purchase	November 12	15500	37.15
Aeroinvest	Purchase	November 12	4500	37.15
Aeroinvest	Purchase	November 12	20000	37.10
Aeroinvest	Purchase	November 12	10000	37.15
Aeroinvest	Purchase	November 12	35000	37.10
Aeroinvest	Purchase	November 12	20000	37.00
Aeroinvest	Purchase	November 12	15500	36.95

CUSIP No. Not Applicable	13D	Page 26 of 35

Aeroinvest	Purchase	November 12	15500	36.95
Aeroinvest	Purchase	November 12	15500	36.95
Aeroinvest	Purchase	November 12	900	36.95
Aeroinvest	Purchase	November 12	8400	36.95
Aeroinvest	Purchase	November 12	15000	36.94
Aeroinvest	Purchase	November 12	15000	36.94
Aeroinvest	Purchase	November 12	15000	36.94
Aeroinvest	Purchase	November 12	15000	36.94
Aeroinvest	Purchase	November 12	14500	36.94
Aeroinvest	Purchase	November 12	500	36.93
Aeroinvest	Purchase	November 12	15000	36.70
Aeroinvest	Purchase	November 12	15000	36.70
Aeroinvest	Purchase	November 12	15000	36.66
Aeroinvest	Purchase	November 12	15000	36.66
Aeroinvest	Purchase	November 12	8500	36.66
Aeroinvest	Purchase	November 12	700	36.66
Aeroinvest	Purchase	November 12	20000	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	8400	36.90
Aeroinvest	Purchase	November 12	6600	36.90
Aeroinvest	Purchase	November 12	13400	36.90
Aeroinvest	Purchase	November 12	18300	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	10000	37.00
Aeroinvest	Purchase	November 12	7500	37.00
Aeroinvest	Purchase	November 12	100	37.00
Aeroinvest	Purchase	November 12	10000	37.00
Aeroinvest	Purchase	November 12	800	37.05
Aeroinvest	Purchase	November 12	4800	37.05
Aeroinvest	Purchase	November 12	800	37.05
Aeroinvest	Purchase	November 12	800	37.05
Aeroinvest	Purchase	November 12	1600	37.05
Aeroinvest	Purchase	November 12	13600	37.05
Aeroinvest	Purchase	November 12	2600	37.05
Aeroinvest	Purchase	November 12	22400	37.00
Aeroinvest	Purchase	November 12	15000	36.90
Aeroinvest	Purchase	November 12	14300	36.90
Aeroinvest	Purchase	November 12	200	36.90
Aeroinvest	Purchase	November 12	3700	36.90
Aeroinvest	Purchase	November 12	1600	36.90
Aeroinvest	Purchase	November 12	19500	36.90
Aeroinvest	Purchase	November 12	15000	36.90
Aeroinvest	Purchase	November 12	25000	36.85
Aeroinvest	Purchase	November 12	25000	36.85
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	49000	36.80
Aeroinvest	Purchase	November 12	200	36.80
Aeroinvest	Purchase	November 12	15900	36.80
Aeroinvest	Purchase	November 12	16100	36.80
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	7200	36.90
Aeroinvest	Purchase	November 12	800	36.90
Aeroinvest	Purchase	November 12	3200	36.90
Aeroinvest	Purchase	November 12	40200	36.90
Aeroinvest	Purchase	November 12	18600	36.90
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	800	36.80
Aeroinvest	Purchase	November 12	4000	36.80

CUSIP No. Not Applicable	13D	Page 27 of 35

Aeroinvest	Purchase	November 12	30000	36.80
Aeroinvest	Purchase	November 12	26000	36.80
Aeroinvest	Purchase	November 12	4000	36.80
Aeroinvest	Purchase	November 12	1500	36.70
Aeroinvest	Purchase	November 12	800	36.70
Aeroinvest	Purchase	November 12	1600	36.70
Aeroinvest	Purchase	November 12	800	36.70
Aeroinvest	Purchase	November 12	40000	36.70
Aeroinvest	Purchase	November 12	300	36.70
Aeroinvest	Purchase	November 12	8300	36.66
Aeroinvest	Purchase	November 12	800	36.66
Aeroinvest	Purchase	November 12	800	36.66
Aeroinvest	Purchase	November 12	800	36.66
Aeroinvest	Purchase	November 12	800	36.66
Aeroinvest	Purchase	November 12	58500	36.66
Aeroinvest	Purchase	November 13	8000	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.75
Aeroinvest	Purchase	November 13	800	36.86
Aeroinvest	Purchase	November 13	14000	36.90
Aeroinvest	Purchase	November 13	8000	36.90
Aeroinvest	Purchase	November 13	2100	36.95
Aeroinvest	Purchase	November 13	800	36.95
Aeroinvest	Purchase	November 13	1600	36.95
Aeroinvest	Purchase	November 13	1600	36.95
Aeroinvest	Purchase	November 13	800	37.50
Aeroinvest	Purchase	November 13	8000	37.50
Aeroinvest	Purchase	November 13	3200	37.50
Aeroinvest	Purchase	November 13	8000	37.50
Aeroinvest	Purchase	November 13	12400	37.50
Aeroinvest	Purchase	November 13	10000	38.00
Aeroinvest	Purchase	November 13	600	38.00
Aeroinvest	Purchase	November 13	17800	38.00
Aeroinvest	Purchase	November 13	15000	38.00
Aeroinvest	Purchase	November 13	6600	38.00
Aeroinvest	Purchase	November 13	3800	37.98
Aeroinvest	Purchase	November 13	5400	37.99
Aeroinvest	Purchase	November 13	13400	38.00
Aeroinvest	Purchase	November 13	800	38.00
Aeroinvest	Purchase	November 13	800	38.00
Aeroinvest	Purchase	November 13	4000	38.00
Aeroinvest	Purchase	November 13	800	38.00
Aeroinvest	Purchase	November 13	800	38.00
Aeroinvest	Purchase	November 13	800	38.00
Aeroinvest	Purchase	November 13	19400	38.00
Aeroinvest	Purchase	November 13	4100	38.00
Aeroinvest	Purchase	November 13	33400	38.00
Aeroinvest	Purchase	November 14	1700	38.15
Aeroinvest	Purchase	November 14	700	38.15
Aeroinvest	Purchase	November 14	4000	38.15
Aeroinvest	Purchase	November 14	2000	38.15
Aeroinvest	Purchase	November 14	2000	38.15
Aeroinvest	Purchase	November 14	9700	38.20
Aeroinvest	Purchase	November 14	100	38.20
Aeroinvest	Purchase	November 14	1400	38.20
Aeroinvest	Purchase	November 14	4000	38.30
Aeroinvest	Purchase	November 14	1600	38.30
Aeroinvest	Purchase	November 14	300	38.30
Aeroinvest	Purchase	November 14	1400	38.30

CUSIP No. Not Applicable	13D	Page 28 of 35

Aeroinvest	Purchase	November 14	100	38.30
Aeroinvest	Purchase	November 14	1700	38.30
Aeroinvest	Purchase	November 14	9000	38.30
Aeroinvest	Purchase	November 14	1000	38.39
Aeroinvest	Purchase	November 14	5600	38.40
Aeroinvest	Purchase	November 14	3800	38.39
Aeroinvest	Purchase	November 14	8000	38.40
Aeroinvest	Purchase	November 14	300	38.39
Aeroinvest	Purchase	November 14	800	38.39
Aeroinvest	Purchase	November 14	1600	38.39
Aeroinvest	Purchase	November 14	8900	38.39
Aeroinvest	Purchase	November 14	1600	38.39
Aeroinvest	Purchase	November 14	1600	38.39
Aeroinvest	Purchase	November 14	800	38.39
Aeroinvest	Purchase	November 14	800	38.39
Aeroinvest	Purchase	November 14	5200	38.39
Aeroinvest	Purchase	November 14	2200	38.30
Aeroinvest	Purchase	November 14	9700	38.30
Aeroinvest	Purchase	November 14	1700	38.20
Aeroinvest	Purchase	November 14	1700	38.20
Aeroinvest	Purchase	November 14	100	38.20
Aeroinvest	Purchase	November 14	2400	38.20
Aeroinvest	Purchase	November 14	1000	38.20
Aeroinvest	Purchase	November 14	11900	38.20
Aeroinvest	Purchase	November 14	400	38.24
Aeroinvest	Purchase	November 14	7600	38.24
Aeroinvest	Purchase	November 14	20000	38.50
Aeroinvest	Purchase	November 14	4800	38.50
Aeroinvest	Purchase	November 14	6400	38.50
Aeroinvest	Purchase	November 14	400	38.50
Aeroinvest	Purchase	November 14	4000	38.50
Aeroinvest	Purchase	November 14	3000	38.50
Aeroinvest	Purchase	November 14	1600	38.50
Aeroinvest	Purchase	November 14	1700	38.50
Aeroinvest	Purchase	November 14	8100	38.50
Aeroinvest	Purchase	November 14	7100	38.24
Aeroinvest	Purchase	November 14	2400	38.24
Aeroinvest	Purchase	November 14	7500	38.24
Aeroinvest	Purchase	November 14	5500	38.24
Aeroinvest	Purchase	November 14	2000	38.24
Aeroinvest	Purchase	November 14	1000	38.24
Aeroinvest	Purchase	November 14	4000	38.24
Aeroinvest	Purchase	November 14	1700	38.24
Aeroinvest	Purchase	November 14	10800	38.24
Aeroinvest	Purchase	November 15	800	38.40
Aeroinvest	Purchase	November 15	800	38.40
Aeroinvest	Purchase	November 15	800	38.40
Aeroinvest	Purchase	November 15	800	38.40
Aeroinvest	Purchase	November 15	3200	38.40
Aeroinvest	Purchase	November 15	800	38.40
Aeroinvest	Purchase	November 15	7200	38.40
Aeroinvest	Purchase	November 15	700	38.40
Aeroinvest	Purchase	November 15	8000	38.40
Aeroinvest	Purchase	November 15	1900	38.40
Aeroinvest	Purchase	November 15	800	38.10
Aeroinvest	Purchase	November 15	800	38.10
Aeroinvest	Purchase	November 15	800	38.10
Aeroinvest	Purchase	November 15	3100	38.25
Aeroinvest	Purchase	November 15	23900	38.25
Aeroinvest	Purchase	November 15	23000	38.25
Aeroinvest	Purchase	November 15	100	38.10
Aeroinvest	Purchase	November 15	600	38.10
Aeroinvest	Purchase	November 15	5700	38.10

CUSIP No. Not Applicable	13D	Page 29 of 35

Aeroinvest	Purchase	November 15	800	38.10
Aeroinvest	Purchase	November 15	1700	38.10
Aeroinvest	Purchase	November 15	2200	38.15
Aeroinvest	Purchase	November 15	800	38.15
Aeroinvest	Purchase	November 15	10000	38.18
Aeroinvest	Purchase	November 15	7600	38.18
Aeroinvest	Purchase	November 15	800	38.18
Aeroinvest	Purchase	November 15	3000	38.18
Aeroinvest	Purchase	November 15	8000	38.18
Aeroinvest	Purchase	November 15	1000	38.18
Aeroinvest	Purchase	November 15	800	38.18
Aeroinvest	Purchase	November 15	1700	38.18
Aeroinvest	Purchase	November 15	1600	38.18
Aeroinvest	Purchase	November 15	800	38.18
Aeroinvest	Purchase	November 15	800	38.18
Aeroinvest	Purchase	November 15	800	38.18
Aeroinvest	Purchase	November 15	10100	38.18
Aeroinvest	Purchase	November 21	20000	35.90
Aeroinvest	Purchase	November 21	25000	35.90
Aeroinvest	Purchase	November 21	7600	36.21
Aeroinvest	Purchase	November 21	12400	36.21
Aeroinvest	Purchase	November 21	20000	36.20
Aeroinvest	Purchase	November 21	100	36.19
Aeroinvest	Purchase	November 21	20000	36.19
Aeroinvest	Purchase	November 21	10000	36.19
Aeroinvest	Purchase	November 21	20000	36.20
Aeroinvest	Purchase	November 21	8000	36.20
Aeroinvest	Purchase	November 21	20000	36.20
Aeroinvest	Purchase	November 21	1000	36.19
Aeroinvest	Purchase	November 21	15000	36.20
Aeroinvest	Purchase	November 21	15000	36.15
Aeroinvest	Purchase	November 21	5900	36.15
Aeroinvest	Purchase	November 21	14600	36.20
Aeroinvest	Purchase	November 21	2400	36.20
Aeroinvest	Purchase	November 21	3000	36.20
Aeroinvest	Purchase	November 21	5000	36.20
Aeroinvest	Purchase	November 21	800	36.20
Aeroinvest	Purchase	November 21	800	36.20
Aeroinvest	Purchase	November 21	800	36.20
Aeroinvest	Purchase	November 21	4000	36.20
Aeroinvest	Purchase	November 21	6400	36.20
Aeroinvest	Purchase	November 21	2400	36.20
Aeroinvest	Purchase	November 21	800	36.20
Aeroinvest	Purchase	November 23	18000	35.15
Aeroinvest	Purchase	November 23	15000	35.15
Aeroinvest	Purchase	November 23	9500	35.15
Aeroinvest	Purchase	November 23	19300	35.30
Aeroinvest	Purchase	November 26	8000	37.10
Aeroinvest	Purchase	November 26	2000	37.10
Aeroinvest	Purchase	November 26	800	37.05
Aeroinvest	Purchase	November 26	800	37.05
Aeroinvest	Purchase	November 26	800	37.05
Aeroinvest	Purchase	November 26	800	37.50
Aeroinvest	Purchase	November 26	1600	37.50
Aeroinvest	Purchase	November 26	8000	37.50
Aeroinvest	Purchase	November 26	4600	37.50
Aeroinvest	Purchase	November 26	15000	37.40
Aeroinvest	Purchase	November 26	800	37.30
Aeroinvest	Purchase	November 26	800	37.30
Aeroinvest	Purchase	November 26	5000	37.30
Aeroinvest	Purchase	November 26	1000	37.30
Aeroinvest	Purchase	November 26	800	36.70
Aeroinvest	Purchase	November 26	800	36.70

CUSIP No. Not Applicable	13D	Page 30 of 35

Aeroinvest	Purchase	November 26	800	36.70
Aeroinvest	Purchase	November 26	5000	36.70
Aeroinvest	Purchase	November 26	800	36.75
Aeroinvest	Purchase	November 26	20000	36.88
Aeroinvest	Purchase	November 26	14200	37.00
Aeroinvest	Purchase	November 26	800	36.70
Aeroinvest	Purchase	November 26	6800	36.70
Aeroinvest	Purchase	November 26	4100	36.60
Aeroinvest	Purchase	November 26	800	36.60
Aeroinvest	Purchase	November 26	800	36.60
Aeroinvest	Purchase	November 26	800	36.60
Aeroinvest	Purchase	November 26	4800	36.60
Aeroinvest	Purchase	November 26	800	36.60
Aeroinvest	Purchase	November 26	2900	36.60
Aeroinvest	Purchase	November 26	5600	36.55
Aeroinvest	Purchase	November 26	1600	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	4000	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	1600	36.55
Aeroinvest	Purchase	November 26	300	36.55
Aeroinvest	Purchase	November 26	4300	36.55
Aeroinvest	Purchase	November 26	500	36.65
Aeroinvest	Purchase	November 26	500	36.65
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	4800	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	2400	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	800	36.55
Aeroinvest	Purchase	November 26	3000	36.55
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	21000	36.00
Aeroinvest	Purchase	November 26	800	35.90
Aeroinvest	Purchase	November 26	19500	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	800	36.00
Aeroinvest	Purchase	November 26	700	36.00
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	3200	35.69
Aeroinvest	Purchase	November 26	1600	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	4800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	5600	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	3200	35.69
Aeroinvest	Purchase	November 26	2000	35.69

CUSIP No. Not Applicable	13D	Page 31 of 35

Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	2700	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	800	35.69
Aeroinvest	Purchase	November 26	3400	35.69
Aeroinvest	Purchase	November 26	5000	35.69
Aeroinvest	Purchase	November 27	20000	35.45
Aeroinvest	Purchase	November 27	8000	35.15
Aeroinvest	Purchase	November 27	1000	35.30
Aeroinvest	Purchase	November 27	1000	35.30
Aeroinvest	Purchase	November 27	10000	35.30
Aeroinvest	Purchase	November 27	1800	35.60
Aeroinvest	Purchase	November 27	3200	35.60
Aeroinvest	Purchase	November 27	1600	35.70
Aeroinvest	Purchase	November 27	400	35.80
Aeroinvest	Purchase	November 27	10400	35.85
Aeroinvest	Purchase	November 27	3200	35.89
Aeroinvest	Purchase	November 27	800	35.89
Aeroinvest	Purchase	November 27	4800	35.89
Aeroinvest	Purchase	November 27	8000	35.80
Aeroinvest	Purchase	November 27	2400	35.80
Aeroinvest	Purchase	November 27	3600	35.80
Aeroinvest	Purchase	November 27	2400	35.80
Aeroinvest	Purchase	November 27	1100	35.80
Aeroinvest	Purchase	November 27	100	35.80
Aeroinvest	Purchase	November 27	1800	35.80
Aeroinvest	Purchase	November 27	1000	35.80
Aeroinvest	Purchase	November 27	5200	35.80
Aeroinvest	Purchase	November 27	3200	35.80
Aeroinvest	Purchase	November 27	7200	35.30
Aeroinvest	Purchase	November 27	4000	35.30
Aeroinvest	Purchase	November 27	2000	35.30
Aeroinvest	Purchase	November 27	5400	35.30
Aeroinvest	Purchase	November 27	3000	35.30
Aeroinvest	Purchase	November 27	600	35.30
Aeroinvest	Purchase	November 28	1600	35.70
Aeroinvest	Purchase	November 28	3000	35.70
Aeroinvest	Purchase	November 28	1700	35.70
Aeroinvest	Purchase	November 28	1700	35.70
Aeroinvest	Purchase	November 28	1000	35.70
Aeroinvest	Purchase	November 28	1700	36.00
Aeroinvest	Purchase	November 28	1700	36.00
Aeroinvest	Purchase	November 28	3700	36.00
Aeroinvest	Purchase	November 28	7900	36.00
Aeroinvest	Purchase	November 28	26000	36.00
Aeroinvest	Purchase	November 28	800	36.20
Aeroinvest	Purchase	November 28	1700	36.20
Aeroinvest	Purchase	November 28	3000	36.20
Aeroinvest	Purchase	November 28	3000	36.20
Aeroinvest	Purchase	November 28	3000	36.20
Aeroinvest	Purchase	November 28	800	36.20
Aeroinvest	Purchase	November 28	1900	36.20
Aeroinvest	Purchase	November 28	35800	36.20
Aeroinvest	Purchase	November 28	19700	36.00
Aeroinvest	Purchase	November 29	200	36.50
Aeroinvest	Purchase	November 29	3200	36.60
Aeroinvest	Purchase	November 29	3000	36.60
Aeroinvest	Purchase	November 29	100	36.94
Aeroinvest	Purchase	November 29	4300	37.00
Aeroinvest	Purchase	November 29	5000	37.00
Aeroinvest	Purchase	November 29	3000	37.00
Aeroinvest	Purchase	November 29	2600	37.00

CUSIP No. Not Applicable	13D	Page 32 of 35

Aeroinvest	Purchase	November 29	13600	36.90
Aeroinvest	Purchase	November 29	4600	36.50
Aeroinvest	Purchase	November 29	5000	36.50
Aeroinvest	Purchase	November 29	5400	36.50
Aeroinvest	Purchase	November 29	500	36.69
Aeroinvest	Purchase	November 29	5000	36.80
Aeroinvest	Purchase	November 29	1000	36.80
Aeroinvest	Purchase	November 29	8500	36.80
Aeroinvest	Purchase	November 29	3000	36.60
Aeroinvest	Purchase	November 29	3400	36.60
Aeroinvest	Purchase	November 29	8600	36.60
Aeroinvest	Purchase	November 29	5000	36.50
Aeroinvest	Purchase	November 29	15000	36.50
Aeroinvest	Purchase	November 29	2800	36.45
Aeroinvest	Purchase	November 29	900	36.45
Aeroinvest	Purchase	November 29	25000	36.50
Aeroinvest	Purchase	November 29	3200	36.45
Aeroinvest	Purchase	November 29	1600	36.45
Aeroinvest	Purchase	November 29	1000	36.49
Aeroinvest	Purchase	November 29	1600	36.49
Aeroinvest	Purchase	November 29	100	36.60
Aeroinvest	Purchase	November 29	800	36.60
Aeroinvest	Purchase	November 29	100	36.63
Aeroinvest	Purchase	November 29	1000	36.63
Aeroinvest	Purchase	November 29	800	36.63
Aeroinvest	Purchase	November 29	1000	36.73
Aeroinvest	Purchase	November 29	10100	36.76
Aeroinvest	Purchase	November 29	1600	36.60
Aeroinvest	Purchase	November 29	8000	36.60
Aeroinvest	Purchase	November 30	800	36.30
Aeroinvest	Purchase	November 30	800	36.30
Aeroinvest	Purchase	November 30	20000	36.64
Aeroinvest	Purchase	November 30	20000	36.60
Aeroinvest	Purchase	November 30	8400	37.00
Aeroinvest	Purchase	November 30	11700	36.80
Aeroinvest	Purchase	November 30	38300	36.80
Aeroinvest	Purchase	November 30	3200	36.90
Aeroinvest	Purchase	November 30	24000	37.00
Aeroinvest	Purchase	November 30	22800	37.00
Aeroinvest	Purchase	December 3	4600	37.20
Aeroinvest	Purchase	December 3	15000	37.18
Aeroinvest	Purchase	December 3	300	37.18
Aeroinvest	Purchase	December 3	1600	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	300	37.18
Aeroinvest	Purchase	December 3	4800	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	800	37.18
Aeroinvest	Purchase	December 3	700	37.18
Aeroinvest	Purchase	December 3	100	37.18
Aeroinvest	Purchase	December 3	2800	37.18
Aeroinvest	Purchase	December 3	800	37.00
Aeroinvest	Purchase	December 3	800	37.00
Aeroinvest	Purchase	December 3	5600	37.00
Aeroinvest	Purchase	December 3	2800	37.10
Aeroinvest	Purchase	December 3	5000	37.10
Aeroinvest	Purchase	December 3	2900	36.70
Aeroinvest	Purchase	December 3	1600	36.70
Aeroinvest	Purchase	December 3	4000	36.70
Aeroinvest	Purchase	December 3	800	36.70

CUSIP No. Not Applicable	13D	Page 33 of 35

Aeroinvest	Purchase	December 3	800	36.70
Aeroinvest	Purchase	December 3	4000	36.70
Aeroinvest	Purchase	December 3	28000	36.70
Aeroinvest	Purchase	December 3	1700	36.70
Aeroinvest	Purchase	December 3	800	37.00
Aeroinvest	Purchase	December 3	1200	37.00
Aeroinvest	Purchase	December 3	1200	37.00
Aeroinvest	Purchase	December 3	600	37.00
Aeroinvest	Purchase	December 3	2400	37.00
Aeroinvest	Purchase	December 3	37600	37.00
Aeroinvest	Purchase	December 3	1600	37.00
Aeroinvest	Purchase	December 3	1600	37.00
Aeroinvest	Purchase	December 3	3000	37.00
Aeroinvest	Purchase	December 3	500	36.70
Aeroinvest	Purchase	December 5	800	36.47
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	1600	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.80
Aeroinvest	Purchase	December 5	800	36.80
Aeroinvest	Purchase	December 5	800	36.80
Aeroinvest	Purchase	December 5	3000	36.80
Aeroinvest	Purchase	December 5	19600	36.80
Aeroinvest	Purchase	December 5	100	36.65
Aeroinvest	Purchase	December 5	20100	36.65
Aeroinvest	Purchase	December 5	24200	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	1600	36.65
Aeroinvest	Purchase	December 5	15000	36.65
Aeroinvest	Purchase	December 5	6000	36.65
Aeroinvest	Purchase	December 5	100	36.46
Aeroinvest	Purchase	December 5	100	36.46
Aeroinvest	Purchase	December 5	100	36.46
Aeroinvest	Purchase	December 5	200	36.46
Aeroinvest	Purchase	December 5	100	36.46
Aeroinvest	Purchase	December 5	3700	36.46
Aeroinvest	Purchase	December 5	8000	36.46
Aeroinvest	Purchase	December 5	800	36.46
Aeroinvest	Purchase	December 5	800	36.46
Aeroinvest	Purchase	December 5	4000	36.46
Aeroinvest	Purchase	December 5	5600	36.46
Aeroinvest	Purchase	December 5	200	36.46
Aeroinvest	Purchase	December 5	8000	36.46
Aeroinvest	Purchase	December 5	2400	36.46
Aeroinvest	Purchase	December 5	800	36.46
Aeroinvest	Purchase	December 5	1600	36.46
Aeroinvest	Purchase	December 5	4000	36.46
Aeroinvest	Purchase	December 5	2400	36.46
Aeroinvest	Purchase	December 5	800	36.46
Aeroinvest	Purchase	December 5	6300	36.46
Aeroinvest	Purchase	December 5	1000	36.49
Aeroinvest	Purchase	December 5	3200	36.50
Aeroinvest	Purchase	December 5	1600	36.50
Aeroinvest	Purchase	December 5	34600	36.50
Aeroinvest	Purchase	December 5	1600	36.50
Aeroinvest	Purchase	December 5	800	36.50
Aeroinvest	Purchase	December 5	1600	36.50
Aeroinvest	Purchase	December 5	800	36.50
Aeroinvest	Purchase	December 5	1600	36.50

CUSIP No. Not Applicable	13D	Page 34 of 35

Aeroinvest	Purchase	December 5	1600	36.50
Aeroinvest	Purchase	December 5	1600	36.50
Aeroinvest	Purchase	December 5	4800	36.65
Aeroinvest	Purchase	December 5	4800	36.65
Aeroinvest	Purchase	December 5	2000	36.65
Aeroinvest	Purchase	December 5	2000	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	8000	36.65
Aeroinvest	Purchase	December 5	7200	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	16000	36.65
Aeroinvest	Purchase	December 5	1700	36.65
Aeroinvest	Purchase	December 5	1100	36.65
Aeroinvest	Purchase	December 5	2100	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	1600	36.65
Aeroinvest	Purchase	December 5	7900	36.65
Aeroinvest	Purchase	December 5	4000	36.65
Aeroinvest	Purchase	December 5	3100	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	2400	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	3200	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	800	36.65
Aeroinvest	Purchase	December 5	17700	36.65
Aeroinvest	Purchase	December 6	100	36.84
Aeroinvest	Purchase	December 6	2700	36.85
Aeroinvest	Purchase	December 6	3200	36.90
Aeroinvest	Purchase	December 6	3200	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	4800	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	5600	36.90
Aeroinvest	Purchase	December 6	800	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	4000	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	5600	36.90
Aeroinvest	Purchase	December 6	1100	36.90
Aeroinvest	Purchase	December 6	10900	36.90
Aeroinvest	Purchase	December 6	1600	36.90
Aeroinvest	Purchase	December 6	2700	37.00
Aeroinvest	Purchase	December 6	45700	37.00
Aeroinvest	Purchase	December 6	16000	36.90
Aeroinvest	Purchase	December 6	3300	36.80
Aeroinvest	Purchase	December 6	4800	36.89
Aeroinvest	Purchase	December 6	800	36.89
Aeroinvest	Purchase	December 6	2400	36.89
Aeroinvest	Purchase	December 6	3200	36.89
Aeroinvest	Purchase	December 6	4000	36.89
Aeroinvest	Purchase	December 6	2400	36.89
Aeroinvest	Purchase	December 6	1600	36.89
Aeroinvest	Purchase	December 6	4000	36.89
Aeroinvest	Purchase	December 6	4000	36.89
Aeroinvest	Purchase	December 6	22800	36.90

CUSIP No. Not Applicable	13D	Page 35 of 35

Aeroinvest	Purchase	December 6	6800	36.80
Aeroinvest	Purchase	December 6	1600	36.80
Aeroinvest	Purchase	December 6	2200	36.80
Aeroinvest	Purchase	December 6	1700	36.80
Aeroinvest	Purchase	December 6	1700	36.80
Aeroinvest	Purchase	December 6	1700	36.80
Aeroinvest	Purchase	December 6	200	36.80
Aeroinvest	Purchase	December 6	400	36.80
Aeroinvest	Purchase	December 6	300	36.80
Aeroinvest	Purchase	December 6	200	36.80
Aeroinvest	Purchase	December 6	3000	36.80
Aeroinvest	Purchase	December 6	10900	36.95
Aeroinvest	Purchase	December 6	1400	36.30
Aeroinvest	Purchase	December 6	4000	36.30
Aeroinvest	Purchase	December 6	1700	36.46
Aeroinvest	Purchase	December 6	800	36.46
Aeroinvest	Purchase	December 6	800	36.46
Aeroinvest	Purchase	December 6	3200	36.46
Aeroinvest	Purchase	December 6	2000	36.46
Aeroinvest	Purchase	December 6	16100	36.50
Aeroinvest	Purchase	December 6	8000	36.50
Aeroinvest	Purchase	December 6	800	36.50
Aeroinvest	Purchase	December 6	8000	36.50
Aeroinvest	Purchase	December 6	8000	36.50
Aeroinvest	Purchase	December 6	1900	36.50
Aeroinvest	Purchase	December 6	10000	36.50
Aeroinvest	Purchase	December 6	33100	36.50
Aeroinvest	Purchase	December 6	100	36.50
Aeroinvest	Purchase	December 6	100	36.50
Aeroinvest	Purchase	December 13	6000	34.80
Aeroinvest	Purchase	December 13	5500	34.80
Aeroinvest	Purchase	December 13	1600	34.80
Aeroinvest	Purchase	December 13	1800	34.80
Aeroinvest	Purchase	December 13	100	34.72
Aeroinvest	Purchase	December 13	3300	34.70
Aeroinvest	Purchase	December 13	2500	34.75
Aeroinvest	Purchase	December 13	7500	34.75
Aeroinvest	Purchase	December 13	21700	34.70
Aeroinvest	Purchase	December 13	800	34.50
Aeroinvest	Purchase	December 13	8000	34.50
Aeroinvest	Purchase	December 13	1600	34.50
Aeroinvest	Purchase	December 13	1600	34.50
Aeroinvest	Purchase	December 13	38000	34.60
Aeroinvest	Purchase	December 13	6000	34.60
Aeroinvest	Purchase	December 13	14000	34.67
Aeroinvest	Purchase	December 13	14000	34.67
Aeroinvest	Purchase	December 13	100	34.67
Aeroinvest	Purchase	December 13	8000	34.69
Aeroinvest	Purchase	December 13	6300	34.67
Aeroinvest	Purchase	December 13	14000	34.69
Aeroinvest	Purchase	December 13	11000	34.67
Aeroinvest	Purchase	December 13	6200	34.67
Aeroinvest	Purchase	December 13	4800	34.67
Aeroinvest	Purchase	December 13	8900	34.67
Aeroinvest	Purchase	December 13	6700	34.67
Aeroinvest	Purchase	December 13	100	34.60
Aeroinvest	Purchase	December 13	6900	34.60
Aeroinvest	Purchase	December 13	100	34.80
Aeroinvest	Purchase	December 13	100	34.80
Aeroinvest	Purchase	December 13	1500	34.85
Aeroinvest	Purchase	December 13	19800	34.80
Aeroinvest	Purchase	December 13	8000	34.80
Aeroinvest	Purchase	December 13	8000	34.80
Aeroinvest	Purchase	December 13	700	34.80
Aeroinvest	Purchase	December 13	3300	34.80
Aeroinvest	Purchase	December 13	400	34.55
Aeroinvest	Purchase	December 13	100	34.55
Aeroinvest	Purchase	December 13	500	34.55
Aeroinvest	Purchase	December 13	2200	34.55
Aeroinvest	Purchase	December 13	6800	34.55
Aeroinvest	Purchase	December 13	20000	34.55
Aeroinvest	Purchase	December 13	8000	34.60
Aeroinvest	Purchase	December 13	700	34.84
Aeroinvest	Purchase	December 13	6600	34.85
Aeroinvest	Purchase	December 13	1600	34.85
Aeroinvest	Purchase	December 13	4600	34.85
Aeroinvest	Purchase	December 13	200	34.85
Aeroinvest	Purchase	December 13	8000	34.85
Aeroinvest	Purchase	December 13	8000	34.85
Aeroinvest	Purchase	December 13	9600	34.65
Aeroinvest	Purchase	December 13	2300	34.85
Aeroinvest	Purchase	December 13	800	34.85
Aeroinvest	Purchase	December 13	9600	34.80
Aeroinvest	Purchase	December 13	2700	34.75
Aeroinvest	Purchase	December 13	3200	34.75
Aeroinvest	Purchase	December 13	8000	34.75
Aeroinvest	Purchase	December 13	800	34.65
Aeroinvest	Purchase	December 13	6200	34.65
		TOTAL:	11,649,900